FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number _____0-16174_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

October 28, 2003

NOTICE

At the Special Meeting of Shareholders of Teva Pharmaceutical Industries Ltd., which took place on October 27, 2003, the following resolutions were adopted by a simple majority of those in attendance:

1. To appoint Prof. Gabriela Shalev as a Statutory Independent Director for a three-year term, replacing Mr. Ori Slonim whose term ends on October 17, 2003.

2. To approve an increase in the remuneration of the directors of the Company (other than the Chairman). Such annual remuneration is to be set at NIS 100,000 (approximately $22,700), with an additional NIS 3,000 (approximately $680) per meeting. Directors who are also committee Chairpersons shall receive annual remuneration of NIS 125,000 (approximately $28,375). Such remuneration shall be adjusted in accordance with changes in the Israeli Consumer Price Index.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
               Name: Dan Suesskind
               Title: Chief Financial Officer

Date: October 28, 2003